701 North Haven Ave., Suite 350
Ontario, CA 91764
(909) 980-4030

August 15, 2005

Ms. Paula Smith
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 2049

Dear Ms. Smith:

On behalf of CVB Financial Corp., (the “Company”), set forth below is our response to the comment letter dated August 2, 2005 (the “Comment Letter”) with respect to Note 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

1.	We note that you recorded in the first quarter of 2004 a $6.3 million other-than-temporary impairment relating to your FHLMC perpetual preferred stock investments. At December 31, 2004 and 2003 the unrealized loss positions on these investments were $5.6 million and $2.7 million, respectively. Please tell us how you were able to conclude that no other-than-temporary impairment relating to your FHLMC perpetual preferred stock investments existed as of these dates. Your response should include but not be limited to the quantifications supporting how you determined the recognized $6.3 million impairment, details for both periods including name of security, purchase date and price, current amortized cost, and any other information you consider in your periodic analysis. Please refer to the specific relevant guidance in SFAS No. 115 and SAB Topic 5:M in your response

The securities in question are the following two issues of Freddie Mac Preferred Stock (the “Preferred Securities”):

Freddie Mac Series N Preferred Stock CUSIP 313400764
Purchased March 20, 2001
12-month LIBOR floating, reset April 1
Dividend rate at purchase – 4.50%
Shares Purchased:  800,000
Purchase Price: $40,000,000

Freddie Mac Series B Preferred Stock CUSIP 313400608
Purchased October 1, 2001
3-month LIBOR floating, reset quarterly
Dividend rate at purchase – 4.29%
Shares Purchased:  500,000
Purchase Price: $23,750,000

Paula Smith
Securities and Exchange Commission

We purchased the Preferred Securities in 2001 to add some variable rate assets to our balance sheet. The Preferred Securities are indexed to LIBOR and reset on an annual or a quarterly basis. On a quarterly basis, and consistent with Staff Accounting Bulletin 5:M, we perform a detailed analysis of the Preferred Securities. Our analysis takes into consideration various factors, including:

        – the financial condition of the issuer including items that may affect its performance,
        – the length of time and extent to which the market value of the Preferred Securities has been less than cost,
        – our intent and ability to hold the Preferred Securities for the foreseeable future,
        – the current interest rate environment and how it affects our yield, and
        – the spread between the Preferred Securities and treasury securities.

We have historically analyzed the Preferred Securities as debt-like instruments because they do not offer a conversion option and do not participate in the overall profitability of the issuer. In addition, the Preferred Securities (i) have par amounts; (ii) pay dividends which track LIBOR indices and (iii) are callable at par.

We track the market value of the Preferred Securities on a monthly basis to determine the gain or loss in the security. This allows us to determine the duration of the gain or loss and the fluctuation in the market value.

As of December 31, 2003, the Preferred Securities had an aggregate market value of $61.1 million and represented 3.27% of our total investment portfolio of $1.87 billion. As of December 31, 2004, the Preferred Securities had an aggregate market value of $52.7 million and represented 2.53% of the total investment portfolio of $2.09 billion. Given the size of our investment portfolio at each of these dates, the small percent of our overall investment portfolio which the Preferred Securities represented, and the overall financial strength of the Company, we have always had the ability to hold these securities for an extended period of time. The current amortized cost of the Preferred Securities is $58.3 million. We have the current intent and ability to hold these securities for the foreseeable future.

As of December 31, 2003 and 2004, the collective unrealized loss on these securities was $2.65 million and $5.64 million respectively. Exhibits A and B set forth the book value, market price, market value, and gain (or loss) on these securities from February 2002 through July 2005. Exhibits A and B clearly demonstrate the wide fluctuations in unrealized gains and losses of these securities.

Paula Smith
Securities and Exchange Commission

As part of our analysis, we have historically reviewed the spread differential between Freddie Mac subordinated debt (securities which we believe are analogous to the Preferred Securities) and both Freddie Mac senior debt and United States treasury debt. Our analysis has shown that no significant spread widening has occurred between subordinated debt and senior debt. We believe that if there were credit quality issues with Freddie Mac, the spread between Freddie Mac subordinated debt and Freddie Mac senior debt and United States Treasury debt would widen over time. Because there has been no demonstrated spread widening, we have determined that the decline in values of the Preferred Securities is other than credit-related, and, most likely, has been caused by the interest rate environment and the uncertain accounting treatment of these securities.

Furthermore, the credit ratings on the Preferred Securities have not declined since we acquired them. Set forth below are the credit ratings on these Preferred Securities as of our acquisition date and the credit ratings as of August 2005. There has been no intervening decline in these credit ratings between the time periods presented:

	Purchase Date	August 2005
Twelve-month reset
Moody's	Aa3	Aa3
S & P	AA-	AA-
Fitch	Not rated	AA-
Three-month reset
Moody's	Aa3	Aa3
S & P	Not rated	Not rated
Fitch	Not rated	AA-

Based on our analysis of the securities, we determined that no write-down of these securities was appropriate at December 31, 2003 and December 31, 2004, as the decline in values were not attributable to a decline in the quality of the security. We also believe that the value of these securities has been negatively impacted by the accounting treatment of these issues and general market factors.

As of March 31, 2004, we took a write-down of the Preferred Securities in an amount equal to the total unrealized loss as of such date. Our determination to incur a write-down of the Preferred Securities of $6.3 million as of March 31, 2004 was based on a number of factors. In particular, the decision was based on direction from our accountants, Deloitte & Touche, LLP, and a review of the guidance provided in EITF 03-1. We also considered the length of time we were carrying the Preferred Securities at an unrealized loss. Subsequent to our determination to take the write-down, EITF 03-1 was withdrawn.

Paula Smith
Securities and Exchange Commission

We evaluate our security portfolio for other-than-temporary impairment based on SFAS 115 and SAB Topic 5:M. Neither SFAS 115 nor SAB Topic 5:M provide for any specific timeframe. Therefore, we have continued to monitor the fluctuations in the unrealized gains and losses on these securities, including the magnitude and the time period of any unrealized loss. We did not believe that sufficient time had passed from the original purchase of the Preferred Securities to require a write-down as of December 31, 2003. In particular, we note that with respect to the 12 month LIBOR Preferred Security, the unrealized loss as of November 2003 was over $7.2 million as compared to an unrealized loss at December 2003 of only $400,000. We also note that with respect to the 3 month LIBOR Preferred Security, there was only a minimal unrealized loss through February 2003, less than a year prior to our December 31, 2003 analysis.

We did not believe that sufficient time had passed from the write-down in March of 2004 to require another write-down as of December 31, 2004. In particular, we note that both issues of Preferred Securities had unrealized gains during the second quarter of 2004.

Based on our analysis, including the issuer’s credit ratings, the length of time the Preferred Securities were below our current carrying value, our intent and ability to hold the Preferred Securities for a period of time sufficient to allow for any anticipated recovery in market value and the impact of interest rates, we believe that there was no other-than-temporary impairment for the Preferred Securities as of December 31, 2003 or December 31, 2004.

Going forward, we will continue to evaluate the Preferred Securities in accordance with SFAS NO. 115 and SAB 5:M. We respectfully note that as interest rates rise, the yield on the Preferred Securities will increase.

We believe this letter is responsive to your request. Do not hesitate to call upon us should you need any additional information on this matter.

In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Edward J. Biebrich, Jr.
Executive Vice President
Chief Financial Officer

EXHIBIT A

Cusip	313400764	Freddie Mac Preferred Stock Floating 12 months LIBOR
Month	Book Value	Market Price	Market Value	Gain/(Loss)	Shares	% Gain/(Loss)
Feb-02	40,000,000.00	49.0000	39,200,000.00	-800,000.00	800,000.00	-2.00%
Mar-02	40,000,000.00	49.0000	39,200,000.00	-800,000.00	800,000.00	-2.00%
Apr-02	40,000,000.00	48.2750	38,620,000.00	-1,380,000.00	800,000.00	-3.45%
May-02	40,000,000.00	48.0750	38,460,000.00	-1,540,000.00	800,000.00	-3.85%
Jun-02	40,000,000.00	48.0750	38,460,000.00	-1,540,000.00	800,000.00	-3.85%
Jul-02	40,000,000.00	46.2500	37,000,000.00	-3,000,000.00	800,000.00	-7.50%
Aug-02	40,000,000.00	46.5680	37,254,400.00	-2,745,600.00	800,000.00	-6.86%
Sep-02	40,000,000.00	46.9560	37,564,800.00	-2,435,200.00	800,000.00	-6.09%
Oct-02	40,000,000.00	46.7180	37,374,400.00	-2,625,600.00	800,000.00	-6.56%
Nov-02	40,000,000.00	45.7188	36,575,000.00	-3,425,000.00	800,000.00	-8.56%
Dec-02	40,000,000.00	44.5000	35,600,000.00	-4,400,000.00	800,000.00	-11.00%
Jan-03	40,000,000.00	45.7188	36,575,000.00	-3,425,000.00	800,000.00	-8.56%
Feb-03	40,000,000.00	45.7188	36,575,000.00	-3,425,000.00	800,000.00	-8.56%
Mar-03	40,000,000.00	45.4370	36,349,600.00	-3,650,400.00	800,000.00	-9.13%
Apr-03	40,000,000.00	44.7500	35,800,000.00	-4,200,000.00	800,000.00	-10.50%
May-03	40,000,000.00	44.7560	35,804,800.00	-4,195,200.00	800,000.00	-10.49%
Jun-03	40,000,000.00	39.8620	31,889,000.00	-8,111,000.00	800,000.00	-20.28%
Jul-03	40,000,000.00	41.6690	33,335,200.00	-6,664,800.00	800,000.00	-16.66%
Aug-03	40,000,000.00	40.9650	32,772,000.00	-7,228,000.00	800,000.00	-18.07%
Sep-03	40,000,000.00	40.6210	32,496,800.00	-7,503,200.00	800,000.00	-18.76%
Oct-03	40,000,000.00	40.6870	32,549,600.00	-7,450,400.00	800,000.00	-18.63%
Nov-03	40,000,000.00	40.8900	32,712,000.00	-7,288,000.00	800,000.00	-18.22%
Dec-03	40,000,000.00	49.5000	39,600,000.00	-400,000.00	800,000.00	-1.00%
Jan-04	40,000,000.00	48.0000	38,400,000.00	-1,600,000.00	800,000.00	-4.00%
Feb-04	40,000,000.00	45.7500	36,600,000.00	-3,400,000.00	800,000.00	-8.50%
Mar-04	36,560,000.00	45.7000	36,560,000.00	0.00	800,000.00	-0.00%
Apr-04	36,560,000.00	45.7000	36,560,000.00	0.00	800,000.00	-0.00%
May-04	36,560,000.00	46.2000	36,960,000.00	400,000.00	800,000.00	1.09%
Jun-04	36,560,000.00	45.5500	36,440,000.00	-120,000.00	800,000.00	-0.33%
Jul-04	36,560,000.00	45.5500	36,440,000.00	-120,000.00	800,000.00	-0.33%
8/19/04	36,440,000.00	45.5500	36,440,000.00	0.00	800,000.00	-0.00%
Aug-04	36,440,000.00	45.0500	36,040,000.00	-400,000.00	800,000.00	-1.10%
Sep-04	36,440,000.00	42.9000	34,320,000.00	-2,120,000.00	800,000.00	-5.82%
Oct-04	36,440,000.00	36.0000	28,800,000.00	-7,640,000.00	800,000.00	-20.97%
Nov-04	36,440,000.00	38.5000	30,800,000.00	-5,640,000.00	800,000.00	-15.48%
Dec-04	36,440,000.00	38.8500	31,080,000.00	-5,360,000.00	800,000.00	-14.71%
Jan-05	36,440,000.00	43.0000	34,400,000.00	-2,040,000.00	800,000.00	-5.60%
Feb-05	36,440,000.00	42.7500	34,200,000.00	-2,240,000.00	800,000.00	-6.15%
Mar-05	36,440,000.00	42.5000	34,000,000.00	-2,440,000.00	800,000.00	-6.70%
Apr-05	36,440,000.00	42.1200	33,696,000.00	-2,744,000.00	800,000.00	-7.53%
May-05	36,440,000.00	42.0500	33,640,000.00	-2,800,000.00	800,000.00	-7.68%
Jun-05	36,440,000.00	41.3000	33,040,000.00	-3,400,000.00	800,000.00	-9.33%
Jul-05	36,440,000.00	41.0700	32,856,000.00	-3,584,000.00	800,000.00	-9.84%

EXHIBIT B

Cusip	313400608	Freddie Mac Preferred Stock Floating 3 months LIBOR
Month	Book Value	Market Price	Market Value	Gain/(Loss)	Shares	% Gain/(Loss)
Feb-02	23,750,000.00	47.7400	23,870,000.00	120,000.00	500,000.00	0.51%
Mar-02	23,750,000.00	47.7400	23,870,000.00	120,000.00	500,000.00	0.51%
Apr-02	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
May-02	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Jun-02	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Jul-02	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Aug-02	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Sep-02	23,750,000.00	47.5000	23,750,000.00	0.00	500,000.00	0.00%
Oct-02	23,750,000.00	47.9750	23,987,500.00	237,500.00	500,000.00	1.00%
Nov-02	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Dec-02	23,750,000.00	41.0000	20,500,000.00	-3,250,000.00	500,000.00	-13.68%
Jan-03	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Feb-03	23,750,000.00	47.4950	23,747,500.00	-2,500.00	500,000.00	-0.01%
Mar-03	23,750,000.00	46.0000	23,000,000.00	-750,000.00	500,000.00	-3.16%
Apr-03	23,750,000.00	47.0000	23,500,000.00	-250,000.00	500,000.00	-1.05%
May-03	23,750,000.00	47.0100	23,505,000.00	-245,000.00	500,000.00	-1.03%
Jun-03	23,750,000.00	45.8480	22,924,000.00	-826,000.00	500,000.00	-3.48%
Jul-03	23,750,000.00	42.8950	21,447,500.00	-2,302,500.00	500,000.00	-9.69%
Aug-03	23,750,000.00	43.9570	21,978,500.00	-1,771,500.00	500,000.00	-7.46%
Sep-03	23,750,000.00	43.8360	21,918,000.00	-1,832,000.00	500,000.00	-7.71%
Oct-03	23,750,000.00	43.9150	21,957,500.00	-1,792,500.00	500,000.00	-7.55%
Nov-03	23,750,000.00	43.8600	21,930,000.00	-1,820,000.00	500,000.00	-7.66%
Dec-03	23,750,000.00	43.0000	21,500,000.00	-2,250,000.00	500,000.00	-9.47%
Jan-04	23,750,000.00	42.8000	21,400,000.00	-2,350,000.00	500,000.00	-9.89%
Feb-04	23,750,000.00	42.8000	21,400,000.00	-2,350,000.00	500,000.00	-9.89%
Mar-04	20,890,000.00	41.7800	20,890,000.00	0.00	500,000.00	0.00%
Apr-04	20,890,000.00	42.5000	21,250,000.00	360,000.00	500,000.00	1.72%
May-04	20,890,000.00	44.0000	22,000,000.00	1,110,000.00	500,000.00	5.31%
Jun-04	20,890,000.00	43.8000	21,900,000.00	1,010,000.00	500,000.00	4.83%
Jul-04	20,890,000.00	43.8000	21,900,000.00	1,010,000.00	500,000.00	4.83%
8/19/04	21,900,000.00	43.8000	21,900,000.00	0.00	500,000.00	0.00%
Aug-04	21,900,000.00	43.8000	21,900,000.00	0.00	500,000.00	0.00%
Sep-04	21,900,000.00	43.5700	21,785,000.00	-115,000.00	500,000.00	-0.53%
Oct-04	21,900,000.00	41.3000	20,650,000.00	-1,250,000.00	500,000.00	-5.71%
Nov-04	21,900,000.00	40.5000	20,250,000.00	-1,650,000.00	500,000.00	-7.53%
Dec-04	21,900,000.00	43.2500	21,625,000.00	-275,000.00	500,000.00	-1.26%
Jan-05	21,900,000.00	44.0000	22,000,000.00	100,000.00	500,000.00	0.46%
Feb-05	21,900,000.00	44.2500	22,125,000.00	225,000.00	500,000.00	1.03%
Mar-05	21,900,000.00	42.2500	21,125,000.00	-775,000.00	500,000.00	-3.54%
Apr-05	21,900,000.00	41.0000	20,500,000.00	-1,400,000.00	500,000.00	-6.39%
May-05	21,900,000.00	42.0000	21,000,000.00	-900,000.00	500,000.00	-4.11%
Jun-05	21,900,000.00	40.6200	20,310,000.00	-1,590,000.00	500,000.00	-7.26%
Jul-05	21,900,000.00	40.6200	20,310,000.00	-1,590,000.00	500,000.00	-7.26%